Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

October 24, 2018

VIA EDGAR TRANSMISSION Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust II (CIK No. 0001518042; File Nos. 333- 174926, 811-22549) Request for Withdrawal of Amendments to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Northern Lights Fund Trust II (the “Trust”) respectfully requests withdrawal of Post-Effective Amendment No. 359 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 359”)(Accession Number: 0001580642-17-004893) and Post-Effective Amendment No. 367 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 367”)(Accession Number: 0001580642-17-006165) relating to adding the Elevation U.S. Small Cap Value Fund, Elevation U.S. Large Cap Value Fund and Elevation U.S. Large Cap Growth Fund (the “Funds”) each as a new series of the Trust.

Post-Effective Amendment No. 359 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 1, 2017, pursuant to Rule 485(a) under the Securities Act. Post-Effective Amendment No. 367 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2017, pursuant to Rule 485(b) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by the Post-Effective Amendment No. 359 or Post-Effective Amendment No. 367 (together with Post-Effective Amendment No. 359, the “Post-Effective Amendments”). If and when the Trust decides to offer shares of the Funds, it will re-file a new post-effective amendment to its Registration Statement.

The Trust is requesting the withdrawal of the Post-Effective Amendments. The Trust believes that withdrawal of the Post-Effective Amendments is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of the Post-Effective Amendments.

Please direct any questions concerning this letter to David J. Baum, of Alston & Bird LLP, counsel to the Trust at (202) 239-3346.

Very truly yours,
/s/ Kevin E. Wolf
Kevin E. Wolf
President Northern Lights Fund Trust II